Annual
Shareholders
Meeting
April 28, 2010
Bryn Mawr Bank
Corporation
NASDAQ: BMTC
Filed by Bryn Mawr Bank Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Keystone Financial, Inc.
Commission File No.: 000-25328

This presentation contains certain forward-looking statements.
Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words believe, expect, anticipate, intend, plan, estimate or words of similar meaning. Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors, many of which are beyond the Corporation's control could cause actual conditions, events or results to differ significantly from those described in the forward looking statements. Information regarding the factors and risks that can affect the Corporation’s business financial condition and results of operation is contained in the Corporation’s filings with the
Securities and Exchange Commission, which are available at
http://www.sec.gov.
Forward-looking statements speak only as of the
date they are made. The Corporation does not undertake to update forward-looking statements.
Safe Harbor

Where to Find More Information About the
First Keystone Financial, Inc. Merger
The Corporation has filed with the Securities and Exchange Commission ("SEC") a Registration
Statement on Form S-4 concerning the proposed merger of First Keystone Financial, Inc. into the
Corporation (the “Merger”). The Registration Statement includes a prospectus for the offer and sale of the Corporation’s Common Shares to First Keystone Financial, Inc.'s shareholders as well as a proxy statement for the solicitation of proxies from First Keystone Financial, Inc.'s shareholders for use at the meeting at which the Merger will be voted upon. The combined prospectus and proxy statement and other documents filed by the Corporation with the SEC contain important information about the Corporation, First Keystone Financial, Inc., and the Merger. We urge investors and First
Keystone Financial, Inc.'s shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC. First Keystone Financial, Inc.'s shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the
Merger. Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement – along with other filings containing information about the
Corporation – at the SEC’s website at
http://www.sec.gov.
Copies of the combined prospectus
and proxy statement, and the filings with the SEC incorporated by reference in the combined prospectus and proxy statement, can also be obtained free of charge by directing a request to Bryn
Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, PA 19010, attention Geoff Halberstadt,
Secretary, telephone (610) 581-4873.

2009 Overview
Select Performance Measurements
BMTC Peer Median
ROAE:       10.55%    0.20%
ROAA:  0.88%     0.03%
Tax Equivalent 3.70% 3.29%
Net Interest Margin
NPA’s/Assets 0.72%
*
1.94%
*Excluding performing Troubled Debt Restructures (TDR’s) this figure is 0.64%
Bryn Mawr Bank Corporation's peer group consists of the following: Bancorp, Inc., DNB Financial Corporation, First Chester County Corporation, Fulton Financial Corporation,
Harleysville National Corporation, National Penn Bancshares, Inc., Republic First Bancorp, Inc., Susquehanna Bancshares, Inc., Univest Corporation of Pennsylvania, Wilmington
Trust Corporation

2009 Overview
Strong Performance
Wealth Management Division Assets – Increased
33.8% to $2.9 billion
The Bryn Mawr Trust Company of Delaware - $400 million in
assets
BMT Asset Management - $100 million in new assets
Deposits – increased 7.9% to $938 million
Mortgage Loan Originations - $292 million

2009 Overview
Multiple Growth Initiatives
Acquisition of First Keystone Financial, Inc.
Scheduled to close July 2010
Regulatory approval process is underway
8 branch locations in Delaware and Chester
Counties, PA
Approximately $500 million in assets
Deal value of approximately $30 to $35 million

2009 Overview
Multiple Growth Initiatives
Formation of BMT Asset Management
West Chester Regional and Business Banking
Office
Continually evaluating new opportunities
including banks and wealth management
businesses

Financial Review

Net Income ($ mil) $10.3 $9.3 $11.4 $12.7 $13.6 $2.0 $4.0 $6.0 $8.0 $10.0 $12.0 $14.0 2005 2006 2007 2008 2009

Significant Items Impacting 2009
Results Include:
Cost of Interest Bearing Funds
FDIC Insurance
Sales of Residential Mortgages
Gains on the sale of Investment Securities
Provision for Loan and Lease Losses

Net Interest Income ($ mil) * $26.8 $31.3 $33.3 $34.2 $37.1 $40.8 $15 $20 $25 $30 $35 $40 $45 2004 2005 2006 2007 2008 2009 *Note: Not on a Tax Equivalent Basis

Portfolio Loans & Leases ($ mil) $886 $499 $595 $556 $681 $803 $439 $900 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 2002 2003 2004 2005 2006 2007 2008 2009

Total Deposits ($ mil) $484 $527 $601 $636 $714 $850 $869 $938 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 2002 2003 2004 2005 2006 2007 2008 2009

Wealth Management Division Assets Under
Management, Administration and Supervision
and Brokerage
*
($
bil)
* Excludes Community Bank’s Assets 2005-2007
$1.75
$1.89
$2.04
$2.18
$2.28
$2.87
$2.15
$1.00
$1.50
$2.00
$2.50
$3.00
2003 2004 2005 2006 2007 2008 2009

Wealth Management Division Revenue ($ mil) $11.5 $13.5 $12.4 $13.8 $14.2 $9.7 $10.3 $6 $9 $12 $15 2003 2004 2005 2006 2007 2008 2009

2010 Key Initiatives
Complete the merger with First Keystone
Financial and introduce Bryn Mawr Trust
services to its customers
Focus on the Net Interest Margin
Continued emphasis on strong credit quality
Opportunistic expansion
Expand our Wealth Management offerings
Raise capital as needed

Thank you